FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated August 11, 2005

MAGYAR TELEKOM TELECOMMUNICATIONS CO. LTD.

(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒  Form 40-F.☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGYAR TELEKOM
TELECOMMUNICATIONS CO. LTD.
(Registrant)

By:
Szabolcs Czenthe
Director, Investor Relations

Date: August 11, 2005

Magyar Telekom
2005 interim results

Contacts
Szabolcs Czenthe	Magyar Telekom IR	+36 1 458 0437
Gyula Fazekas	Magyar Telekom IR	+36 1 457 6186
Krisztina Förhécz	Magyar Telekom IR	+36 1 457 6029
investor.relations@telekom.hu

2005 interim results: improvement in the second quarter driven by Hungarian mobile, consolidation impact of Telekom Montenegro

Budapest – August 11, 2005 – Magyar Telekom (Reuters: NYSE: MTA.N, BSE: MTEL.BU and Bloomberg: NYSE: MTA US, BSE: MTELEKOM HB), the leading Hungarian telecommunications service provider, today reported its consolidated financial results for the first six months of 2005, according to International Financial Reporting Standards (IFRS). The second quarter consolidated income statement includes, for the first time, the results of Telekom Montenegro Group (TCG), while the company’s balance sheet has been consolidated in Magyar Telekom’s accounts as of March 31, 2005.

Key points:

•                  Revenues grew slightly, by 0.7% to HUF 299.9 bn (EUR 1,211.9 m) in H1 2005 over the same period in 2004. The higher mobile and data transmission revenues were offset by a combined decline in revenues from domestic and international traffic. However, the consolidation impact of TCG’s revenues since Q2 2005 had a positive effect.

•                  EBITDA fell by 1.6% to HUF 124.1 bn, with an EBITDA margin of 41.4%.

•                  Gross additions to tangible and intangible assets were HUF 34.1 bn. The portion relating to the fixed line segment reached HUF 15.7 bn with mobile at HUF 18.4. bn. Within this, HUF 2.7 bn was spent on UMTS-related investment.

•                  Following the change in IFRS rules, amortization of goodwill has been discontinued from January 1, 2005 onwards, and impairment testing is now carried out on an annual basis. In 2004, depreciation and amortization expenses of Magyar Telekom Group included HUF 13.9 bn of goodwill amortization. In addition, in Q1 2004 the Westel brand name impairment charge relating to the rebranding of Westel to T-Mobile Hungary amounted to HUF 4.4 bn. As a result of this, in H1 2005, depreciation and amortization fell to HUF 56.0 bn from HUF 68.4 bn a year earlier.

•                  Fixed line segment: external revenues (after elimination of inter-segment revenues) fell by 4.6% to HUF 162.5 bn as increased data transmission (mainly ADSL) revenues only partially offset the decline, primarily in traffic revenues. EBITDA amounted to HUF 62.6 bn (a 3.8% fall) and the EBITDA margin on external revenues was 38.5%.

•                  Mobile segment: external revenues grew by 7.8% to HUF 137.4 bn driven by voice revenues and enhanced services revenues and subscription fees. EBITDA amounted to HUF 61.5 bn (a 0.8% increase) with the EBITDA margin on external revenues reaching an impressive 44.8%

•                  Group operating profit grew 18.1% to HUF 68.1 bn, mainly driven by a decline in depreciation and amortization as well as a reduction in the cost of equipment sales and employee-related expenses. Net income increased from HUF 30.3 bn (EUR 118.3 m) to HUF 41.4 bn (EUR 167.2 m).

•                  Net cash from operating activities decreased to HUF 92.8 bn due to the combined impact of the decline in EBITDA, an increase in working capital requirements (driven mainly by a change in trade payables) and the severance payments made in the first half of 2005. Net cash utilized in investing activities increased to HUF 78.4 bn, mainly driven by the acquisition of the majority stake in TCG. Net cash used in financing activities was HUF 4.2 bn, primarily due to increased borrowing as a result of the TCG transaction and the dividend payment, the majority of which was paid in June 2005.

•                  Net debt grew by HUF 59.4 bn compared to the end of December 2004, driven by the impact of the dividend payment and the TCG transaction.  The net debt ratio (net debt to net debt plus equity plus minority interests) increased to 38.5% at the end of June this year (34.6% at the end of June 2004).

Elek Straub, Chairman and CEO commented: “The improvement of our results in the second quarter of 2005 was mainly due to a better Hungarian mobile performance, reflecting our focus on enhanced services, higher usage, and the success of cost cutting initiatives. EBITDA margin improved at the Hungarian fixed operations in the first half of the year. Traffic revenue declined but broadband revenues grew and cost reduction remained a key focus. The closing number of employees fell by over 20% at the parent company level. Outside of our domestic operations, it is important to note that we closed the offer to acquire the remaining shares in the Telekom Montenegro Group. As a result, our stake in the company grew to 76.5%. TCG reported HUF 6.1 bn in revenues in the second quarter of 2005 with an EBITDA of HUF 0.6 bn. This resulted in an EBITDA margin of 10.6% including the HUF 1.3 bn severance provision made in June 2005. Without this item, the EBITDA margin stood at 31.1%. As well as delivering growth via the acquisition of TCG, we maintained a very competitive dividend yield in the Hungarian and regional context with a dividend payment that equalled last year’s amount of HUF 70 per share.”

Hungarian fixed line operations: focus on headcount efficiency and broadband program

Revenues before elimination declined by 6.8% to HUF 143.5 bn with an EBITDA margin of 37.3%. Domestic and international traffic revenues combined declined by 23.9%, mainly from traffic loss to fixed line competitors and mobile substitution, which resulted in lower volumes. The lower mobile termination rates and discounts provided in our packages contributed to the revenue decline. However, leased line and data revenues grew further, by 20.9% as the number of installed ADSL lines increased. The increased mobile substitution and the entry of a new competitor in voice telephony accelerated the decline in the total number of fixed lines (down 2.7% at end-June compared to the same period in 2004). The strong focus on improving efficiency is reflected in the lines per employee ratio, which reached 433 at parent company level. Customised tariff packages at the parent company represented 62% of the total number of lines, with over 1.7 million lines at the end of the second quarter of 2005. Magyar Telekom’s Internet subsidiary,
T-Online Hungary, reported HUF 12.8 bn in revenues in H1 2005 against HUF 9.1 bn in the same period of 2004. The Company maintained its leading position among ISPs in the dial-up market with a market share of approximately 43%.

International fixed line operations: cost cutting to preserve profitability, consolidation impact of Telekom Montenegro

Revenues before elimination grew by 7.6% to HUF 25.0 bn in H1 2005. EBITDA was HUF 9.1 bn with an EBITDA margin of 36.5%. Maktel’s fixed line business registered a decline in revenues as mobile substitution caused the revenue-generating customer base to shrink. The results were also affected by lower usage and an unfavourable foreign exchange movement. However, thanks to severe cost controls across the whole company, all expense lines improved, resulting in a strong EBITDA margin at MakTel’s fixed line business of 45.5%. Telekom Montenegro ‘s fixed line operations brought HUF 4.2 bn in revenues, whilst the EBITDA loss was HUF 0.4 bn due to a severance provision of HUF 1.3 bn made in Q2 2005.

Hungarian mobile operations: improved performance in the second quarter of 2005

Revenues before elimination grew by 3.5% as a result of higher enhanced service revenues and slightly higher traffic revenues. EBITDA amounted to HUF 51.8 bn with an EBITDA margin of 39.5%. In the second quarter, T-Mobile Hungary improved its profitability, driven by the focus on value-added services and usage growth, as well as cost cutting initiatives. Operating profit increased strongly, by 31.2% to HUF 35.2 bn as the vast majority of the write-off relating to the Westel rebranding was accounted for in the first quarter of 2004. The proportion of postpaid customers continued to increase to 30.1% of the total customer base, compared to 26.9% at the end of Q2 2004. Average acquisition cost per customer fell sharply, by 30.1% to HUF 7,187, reflecting lower subsidies in both prepaid and postpaid segments. When calculating subscriber acquisition cost, we include the connection margin (SIM card cost less the connection fee) and the sales related equipment subsidy and agent fee. Monthly average revenue per user (ARPU) declined. The introduction of new packages encouraged an increase in usage, although the discounts offered combined with the impact of regulatory changes and the extensive use of the closed user group offers resulted in downward pressure on ARPU. Nevertheless, in the second quarter, ARPU grew for the first time in a year and was stable over Q2 2004 at HUF 5,039. MOU (monthly average minutes of use per subscriber) grew to 120 in H1 2005 reflecting the improved price elasticity. The churn rate of postpaid customers was successfully maintained at the low level of 10.6% in H1 2005. The churn rate in the prepaid segment was 18.4% in H1 2005.

International mobile operations: margin preserved despite competition in Macedonia; consolidation of Monet in Montenegro

Revenues before elimination grew strongly by 16.5% to HUF 18.6 bn in H1 2005. EBITDA was HUF 9.7 bn with an EBITDA margin of 52.0%. Maktel’s wireless business produced slight revenue growth in a growing market characterised by strong tariff competition. In addition, the currency movements had a negative impact on the results. Profitability improved as Mobimak produced an impressive EBITDA of HUF 8.7bn with an EBITDA margin of 53.6%. The results of the international mobile operations also contained those of Monet, the mobile subsidiary of Telekom Montenegro, which posted revenues of HUF 2.4 bn and an EBITDA of HUF 1.0 bn (EBITDA margin: 41.2% in Q2 2005).

About Magyar Telekom

Magyar Telekom is the principal provider of telecom services in Hungary. Magyar Telekom provides a broad range of services including telephony, data transmission, value-added services, and through its subsidiary T-Mobile Hungary is Hungary’s largest mobile telecom provider. Magyar Telekom also holds a 100% stake in Stonebridge Communications AD, which controls MakTel, the sole fixed line and its subsidiary Mobimak, the leading mobile operator in Macedonia. Magyar Telekom has a majority stake in Telekom Montenegro (TCG). TCG Group provides fixed, mobile and Internet services in Montenegro. Key shareholders of Magyar Telekom as of June 30, 2005 include MagyarCom Holding GmbH (59.21%), owned by Deutsche Telekom AG. The remainder, 40.79% is publicly traded.

This investor news contains forward-looking statements. Statements that are not historical facts, including statements about our beliefs and expectations, are forward-looking statements. These statements are based on current plans, estimates and projections, and therefore should not have undue reliance placed upon them. Forward-looking statements speak only as of the date they are made, and we undertake no obligation to update publicly any of them in light of new information or future events.

Forward-looking statements involve inherent risks and uncertainties. We caution you that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors are described in, among other things, our Annual Report on Form 20-F for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission.

For detailed information on Magyar Telekom’s H1 2005 results please visit our website:

(www.magyartelekom.hu/english/investorrelations/main.vm) or the website of the Budapest Stock Exchange (www.bse.hu).

Magyar Telekom

Consolidated Balance Sheets – IFRS

(HUF million)

	June 30, 2004	June 30, 2005	June 30, 2004 - June 30, 2005 % change
	(Unaudited)	(Unaudited)
Assets
Current assets
Cash and cash equivalents	34 700	55 890	61.1%
Other financial assets held for trading	407	227	(44.2)%
Trade and other receivables	103 117	100 610	(2.4)%
Inventories	10 585	9 336	(11.8)%
Assets held for disposal	3 489	2 945	(15.6)%
Total current assets	152 298	169 008	11.0%
Non current assets
Property, plant and equipment - net	595 669	582 535	(2.2)%
Intangible assets - net	278 086	309 811	11.4%
Associates	5 584	4 083	(26.9)%
Deferred taxes	4 143	13 585	227.9%
Other non current assets	7 600	7 731	1.7%
Total non current assets	891 082	917 745	3.0%
Total assets	1 043 380	1 086 753	4.2%
Liabilities and shareholders’ equity
Current liabilities
Loans from related parties	116 644	92 278	(20.9)%
Loans and other borrowings - third party	42 078	54 264	29.0%
Trade and other payables	107 479	123 745	15.1%
Deferred revenue	1 805	1 471	(18.5)%
Provision for liabilities and charges	5 292	10 044	89.8%
Short term derivatives	11	0	(100.0)%
Total current liabilities	273 309	281 802	3.1%
Non current liabilities
Loans from related parties	133 675	212 000	58.6%
Loans and other borrowings - third party	49 904	40 154	(19.5)%
Deferred revenue	1 897	412	(78.3)%
Deferred taxes	2 492	2 587	3.8%
Other non current liabilities	103	160	55.3%
Provision for liabilities and charges	0	2 021	n.a.
Long term derivatives	103	0	(100.0)%
Total non current liabilities	188 174	257 334	36.8%
Minority interests	66 180	62 704	(5.3)%
Shareholders’ equity
Common stock	104 281	104 281	0.0%
Additional paid in capital	27 382	27 382	0.0%
Treasury stock	(3 842)	(3 842)	0.0%
Cumulative translation adjustment	(1 204)	(3 032)	151.8%
Retained earnings	389 100	360 124	(7.4)%
Total shareholders’ equity	515 717	484 913	(6.0)%
Total liabilities and shareholders’ equity	1 043 380	1 086 753	4.2%

Magyar Telekom

Consolidated Income Statements – IFRS

(HUF million)

	6 months ended June 30,		%
	2004	2005	change
	(Unaudited)	(Unaudited)
Revenues
Subscriptions, connections and other charges	53 635	52 838	(1.5)%
Outgoing domestic traffic revenues	60 403	47 373	(21.6)%
Outgoing international traffic revenues	6 353	5 553	(12.6)%
Total outgoing traffic revenues	66 756	52 926	(20.7)%
Incoming domestic traffic revenues	2 873	3 769	31.2%
Incoming international traffic revenues	8 214	7 246	(11.8)%
Total incoming traffic revenues	11 087	11 015	(0.6)%
Leased lines and data transmission	24 623	30 650	24.5%
Equipment sales	1 601	1 288	(19.6)%
Other revenues	12 731	13 812	8.5%
Total fixed line revenues	170 433	162 529	(4.6)%
Network usage and access	100 294	108 046	7.7%
Enhanced services	15 269	17 969	17.7%
Equipment sales	10 560	10 011	(5.2)%
Activation fees	362	347	(4.1)%
Other revenues	999	1 025	2.6%
Total mobile revenues	127 484	137 398	7.8%
Total revenues	297 917	299 927	0.7%
Employee-related expenses	(45 899)	(45 215)	(1.5)%
Depreciation and amortization	(68 442)	(56 026)	(18.1)%
Payments to other network operators	(42 932)	(45 360)	5.7%
Cost of telecommunications equipment sales	(17 484)	(15 782)	(9.7)%
Other operating expenses - net	(65 532)	(69 464)	6.0%
Total operating expenses	(240 289)	(231 847)	(3.5)%
Operating profit	57 628	68 080	18.1%
Net financial expenses	(17 655)	(15 099)	(14.5)%
Share of associates’ results before income tax	2 099	207	(90.1)%
Profit before income tax	42 072	53 188	26.4%
Income tax	(7 035)	(6 661)	(5.3)%
Profit after income tax	35 037	46 527	32.8%
Minority interests	(4 747)	(5 151)	8.5%
Net income	30 290	41 376	36.6%

Magyar Telekom

Consolidated Cashflow Statement – IFRS

(HUF million)

	6 months ended June 30,		%
	2004	2005	change
	(Unaudited)	(Unaudited)
Cashflows from operating activities
Operating profit	57 628	68 080	18.1%
Depreciation and amortization of fixed assets	68 442	56 026	(18.1)%
Change in working capital	839	(4 197)	n.m.
Amortization of deferred revenue	(744)	(805)	8.2%
Interest paid	(16 411)	(15 775)	(3.9)%
Bank and other finance charges paid	(1 642)	(1 529)	(6.9)%
Income tax paid	(5 665)	(3 481)	(38.6)%
Other cashflows from operations	(1 189)	(5 548)	366.6%
Net cashflows from operating activities	101 258	92 771	(8.4)%
Cashflows from investing activities
Purchase of tangible and intangible assets	(42 724)	(46 350)	8.5%
Purchase of subsidiaries and business units	(462)	(36 986)	7 905.6%
Cash acquired through business combinations	16	1 866	11 562.5%
Interest received	761	1 046	37.5%
Dividends received	1 000	1 729	72.9%
Proceeds from sale of trading investments - net	27	(72)	n.m.
Proceeds from disposal of non current assets	2 697	408	(84.9)%
Net cashflows from investing activities	(38 685)	(78 359)	102.6%
Cashflows from financing activities
Dividends paid to shareholders and minority interest	(76 997)	(70 570)	(8.3)%
Net proceeds of loans and other borrowings	27 901	74 798	168.1%
Net cashflows from financing activities	(49 096)	4 228	n.m.
Effect of foreign exchange rate changes on cash and cash equivalents	(909)	371	n.m.
Change in cash and cash equivalents	12 568	19 011	51.3%
Cash and cash equivalents, beginning of period	22 132	36 879	66.6%
Cash and cash equivalents, end of period	34 700	55 890	61.1%
Change in cash and cash equivalents	12 568	19 011	51.3%

Summary of key operating statistics

	June 30, 2004	June 30, 2005	% change
Group
EBITDA margin	42.3%	41.4%	n.a.
Operating margin	19.3%	22.7%	n.a.
Net income margin	10.2%	13.8%	n.a.
ROA	5.8%	7.8%	n.a.
Net debt	307 194	342 579	11,5%
Net debt to total capital	34.6%	38.5%	n.a.
Number of employees (closing full equivalent)(1)	14 789	13 683	(7.5)%

	June 30, 2004	June 30, 2005	% change
Fixed line segment
Hungarian fixed line operations
Fixed line penetration	37.6%	36.7%	n.a.
Digitalization of exchanges with ISDN	90.4%	95.2%	n.a.
Number of closing lines(2)
Residential	2 084 054	2 037 984	(2.2)%
Business	264 427	255 075	(3.5)%
Payphone	29 507	22 488	(23.8)%
ISDN channels	532 080	516 976	(2.8)%
Total lines	2 910 068	2 832 523	(2,7)%
Traffic in minutes (thousands)(2)
Local traffic (3)	1 671 223	1 689 070	n.m.
Long distance(3)	886 727	545 208	n.m.
Fixed to mobile	501 520	396 175	(21.0)%
Domestic outgoing traffic	3 059 470	2 630 453	(14.0)%
International outgoing traffic	69 671	58 958	(15.4)%
Internet	1 579 375	1 164 769	(26.3)%
Total outgoing traffic	4 708 516	3 854 180	(18.1)%
Data products
ADSL lines(2)	143 758	250 368	74.2%
Internet subscribers	233 989	286 563	22.5%
Market share on the dial-up market (estimated)	44%	43%	n.a.
Managed leased lines (Flex-Com connections)(2)	11 244	10 715	(4.7)%
Cable television customers	366 809	389 114	6.1%
Employees
Fixed line employees (closing full equivalent)(2)	8 316	6 582	(20.9)%
Lines per fixed line employees(2)	349.9	430.4	23.0%
Fixed line employees (Magyar Telekom Rt. closing full equivalent)	8 013	6 364	(20.6)%
Lines per fixed line employees (Magyar Telekom Rt.)	353.4	433.2	22.6%
International fixed line operations
Macedonian fixed line penetration	29%	28%	n.a.
Number of closing lines (4)
Residential	525 001	509 224	(3.0)%
Business	56 717	51 374	(9.4)%
Payphone	2 711	2 645	(2.4)%
ISDN channels	39 312	43 074	9.6%
Total Macedonian lines	623 741	606 317	(2.8)%

Macedonian traffic in minutes (thousands)
Local traffic	893 878	730 843	(18.2)%
Long distance	124 004	106 476	(14.1)%
Fixed to mobile	79 787	70 708	(11.4)%
Domestic outgoing traffic	1 097 669	908 027	(17.3)%
International outgoing traffic	18 323	16 206	(11.6)%
Internet	132 634	112 026	(15.5)%
Total outgoing Macedonian traffic	1 248 626	1 036 259	(17.0)%
Data products (Macedonia)
ADSL lines	855	5 530	546.8%
Internet subscribers	56 426	75 031	33.0%
Market share on the dial-up market (estimated)	58%	81%	n.a.
Macedonian employees
Fixed line employees (closing full equivalent)	3 130	2 384	(23.8)%
Lines per fixed line employees	199,3	254,3	27.6%
Montenegrin fixed line penetration	n.a.	31%	n.a.
Number of closing lines
PSTN lines	n.a.	176 963	n.a.
ISDN channels	n.a.	17 046	n.a.
Total Montenegrin lines	n.a.	194 009	n.a.
Montenegrin traffic in minutes (thousands)
Local traffic	n.a.	151 161	n.a.
Long distance	n.a.	59 775	n.a.
Fixed to mobile	n.a.	20 631	n.a.
Domestic outgoing traffic	n.a.	231 567	n.a.
International outgoing traffic	n.a.	5 740	n.a.
Internet	n.a.	188 812	n.a.
Total outgoing Montenegrin traffic	n.a.	426 119	n.a.
Data products (Montenegro)
ADSL lines	n.a.	243	n.a.
Internet subscribers	n.a.	27 726	n.a.
Market share in the dial-up market (estimated)	n.a.	98%	n.a.
Montenegrin employees
Fixed line employees (closing full equivalent)	n.a.	1 200	n.a.
Lines per fixed line employees	n.a.	161.7	n.a.

(1) Includes employees at Telekom Monetenegro from March 31, 2005.

(2) Magyar Telekom Rt. + Emitel (100% owned by Magyar Telekom Rt.)

(3) Due to reclassification of long distance I. (agglomeration) minutes from long distance to local minutes from January 2005, the 2004 and 2005 figures are not comparable

(4) In 1Q05, over 20,000 two-way disconnected lines were disassembled at Maktel

(5) Internet minutes include traffic both on analog lines (reported earlier as local traffic) and on ISDN lines (not reported earlier as traffic minutes) Comparative minutes figures for prior quarters will be posted to the Investor Relations page of the Magyar Telekom website.

	June 30, 2004	June 30, 2005	% change
Mobile segment
Hungarian mobile operations
Mobile penetration	81.2%	88.6%	n.a.
Market share of T-Mobile Hungary	47.7%	45.6%	n.a.
Number of customers (RPC)	3 913 282	4 081 150	4.3%
Postpaid share in the RPC base	26.9%	30.1%	n.a.
MOU	111	120	8.1%
ARPU	4 923	4 847	(1.5)%
Postpaid ARPU	12 103	11 067	(8.6)%
Prepaid ARPU	2 349	2 251	(4.2)%
Overall churn rate	10.5%	16.1%	n.a.
Postpaid	11.1%	10.6%	n.a.
Prepaid	10.3%	18.4%	n.a.
Enhanced services within ARPU	595	670	12.6%
Average acquisition cost (SAC) per customer	10 284	7 187	(30.1)%
International mobile operations
Macedonian mobile penetration	37.9%	54.1%	n.a.
Market share of Mobimak	80.1%	71.7%	n.a.
Number of customers (RPC)	623 285	799 763	28.3%
Postpaid share in the RPC base	17.2%	15.6%	n.a.
MOU	68	61	(10.3)%
ARPU	4 049	3 016	(25.5)%
Montenegrin mobile penetration	n.a.	75.7%	n.a.
Market share of Monet	n.a.	42.7%	n.a.
Number of customers (RPC)	n.a.	200 174	n.a.
Postpaid share in the RPC base	n.a.	13.4%	n.a.
MOU	n.a.	128	n.a.
ARPU	n.a.	3 861	n.a.

Analysis of the Financial Statements for 2Q05 (six months ended June 30, 2005)

Rebranding of Matáv to Magyar Telekom

On January 20, 2005, Magyar Telekom announced that the Board of Directors had made a decision to rename Matáv to Magyar Telekom. According to the resolution, the official name of the Company changed to Magyar Telekom Távközlési Rt. (Magyar Telekom Telecommunications Co. Ltd.) and its abbreviated name is now Magyar Telekom Rt. The Board of Directors’ decision was approved by the shareholders in the Extraordinary General Meeting on February 22, 2005. On May 6, 2005, the change of the Company’s name was registered with the Court of Registry. At the same time, we changed and registered the name of two of our subsidiaries. Axelero, our Internet subsidiary, is now named T-Online Hungary Internet Service Provider Co. Ltd. (“T-Online Hungary”). MatávkábelTV, our cable television subsidiary is now named T-Kábel Hungary CableTV Servicing Limited Liability Company (“T-Kábel Hungary”).

Exchange rate information

The Euro weakened by 2.3% against the Hungarian Forint year on year (from 253.23 HUF/EUR on June 30, 2004 to 247.36 HUF/EUR on June 30, 2005). The average HUF/EUR rate decreased from 256.07 in 2Q2004 to 247.48 in 2Q2005.

The U.S. Dollar depreciated by 1.9% against the Hungarian Forint year on year (from 208.76 HUF/USD on June 30, 2004 to 204.79 HUF/USD on June 30, 2005).

Analysis of group income statements

Magyar Telekom acquired a 51.12% stake in the Montenegrin Telecommunications Company (“Telekom Montenegro” or “TCG”) from the government of Montenegro in March 2005. At the same time, we acquired an additional 21.92% of TCG’s shares from minority shareholders. As the result of the public offer, Magyar Telekom acquired a 3.49% stake in TCG on May 24, 2005 increasing its total stake to 76.53%.

TCG’s balance sheet was consolidated in our accounts as at March 31, 2005, while the results of TCG are included in our consolidated income statement from the second quarter of 2005. The transaction had an impact on our first half 2005 cashflow.

TCG’s results included in our 2Q2005 financial statements as of yet do not reflect the effect of the purchase price allocation, which may lead to changes in its financial results in coming quarters. In addition, we are still in the process of reviewing TCG’s accounting processes and their consistency with the Magyar Telekom Group policies. As a result, certain reclassifications and/or restatements may occur in the upcoming quarterly reports. While TCG’s results are not significant compared to the Magyar Telekom Group as a whole, they are material in the standalone results of the international fixed and mobile operations.

Revenues

Revenues from fixed line subscriptions, connections and other charges decreased by 1.5% in the first half of 2005 compared to the same period in 2004 mainly driven by lower ISDN subscription fee revenues at Magyar Telekom Rt. due to the lower number of average ISDN connections and promotions given to new ISDN subscribers.

PSTN subscription fees showed a decrease at Maktel reflecting the lower average number of customers. Lower value-added services relating to Sulinet as well as decreased PBX revenues at BCN Rendszerház also had negative influence on revenues from other charges.

These decreases were partly compensated by the consolidation of TCG’s revenues in 2005. In addition, analog subscription fee revenues increased at Magyar Telekom Rt. due to price increases from January 1, 2005 and the XL and XXL supplementary packages at Magyar Telekom Rt. also generated higher revenues in line with their higher customer base.

Outgoing domestic fixed line traffic revenues in 2Q2005 amounted to HUF 47.4 bn compared to HUF 60.4 bn in 2Q2004. While outgoing domestic traffic decreased in the Hungarian fixed line operations, the higher decrease in revenue is due to lower average per minutes fees. Both Magyar Telekom Rt. and Emitel offered several price discounts to customers choosing different tariff packages. At the end of June 2005, approximately 62% of Magyar Telekom Rt.’s customers chose customized tariff packages, the most popular of which is the Felezö (Halving) package. The increased subscriber number of the XL and XXL supplementary packages also contributed to the decrease in the average per minute fees. Outgoing domestic traffic revenues also decreased at Maktel due to lower usage, partly compensated by price increases in July 2004. The consolidation of TCG’s revenues in 2005 partly offset these decreases.

Outgoing international fixed line traffic revenues decreased by 12.6%, from HUF 6.4 bn in the first half of 2004 to HUF 5.6 bn in the same period of 2005. This decrease is mainly due to price discounts given to subscribers of optional tariff packages (Rhythm, Says a Lot, Chat, Halving) as well as decreased outgoing minutes at Magyar Telekom Rt. Outgoing international traffic revenues also decreased at Maktel as a result of lower volume of minutes. The consolidation of TCG’s revenues in 2005 partly offset these decreases.

Incoming domestic fixed line traffic revenues for 2Q2005 increased by 31.2% compared to the same period in 2004. The main reason for this increase is the additional revenue resulting from the consolidation of TCG. At Magyar Telekom Rt. revenues from LTOs increased due to higher interconnection traffic (both call origination and call termination) resulting from the increased customer base of other fixed line service providers, partly offset by lower LRIC-based rates introduced on June 15, 2004. These increases were partly offset by decreased incoming domestic traffic revenues from mobile operators at Magyar Telekom Rt. resulting from lower traffic as well as lower interconnection rates mainly in the mobile to international call relation.

Incoming international fixed line traffic revenues decreased to HUF 7.2 bn for the six months ended June 30, 2005 compared to HUF 8.2 bn for the same period in 2004. Incoming international revenues decreased mainly at Maktel due to lower average settlement rates and stronger MKD against the SDR. Incoming international traffic revenues at Magyar Telekom Rt. declined mainly due to significant decrease in average settlement rates and lower HUF/SDR exchange rate. The volume of incoming international traffic remained nearly stable as lower mobile terminated traffic transited by Magyar Telekom Rt. (due to migrations of international calls to mobile networks) was almost fully offset by increased traffic terminated in Magyar Telekom Rt. and LTO areas. The decrease in incoming international fixed line traffic revenues was partly mitigated by the consolidation of TCG’s revenues in 2005.

Revenues from leased lines and data transmission of the fixed line operations grew to HUF 30.7 bn in 2Q2005 compared to HUF 24.6 bn in 2Q2004. This growth was due to the strong increase in the number of ADSL and Internet subscribers in the Hungarian fixed line operations. The number of ADSL subscribers of Magyar Telekom Rt. and Emitel grew to 250,368 (from 143,758 at the end of the first half of 2004) and the number of T-Online Internet connections grew by 22.5% to 286,563 compared to the previous year. The proportion of higher revenue generating leased line and broadband Internet customers significantly grew within the customer base, which also contributed to the revenue growth. The consolidation of TCG’s revenues in 2005 also contributed to the revenue increase to a smaller extent.

Revenues from fixed line equipment sales decreased to HUF 1.3 bn for the six months ended June 30, 2005 compared to HUF 1.6 bn for the same period in 2004. Equipment sales revenue decrease is due to lower average price of phonesets at Magyar Telekom Rt. as well as reduced prices and less equipment sold at Maktel.

Other fixed line revenues increased by 8.5% and amounted to HUF 13.8 bn in 2Q2005. Other revenues include construction, maintenance, cable television, drop charge and miscellaneous revenues. The increase in other revenues is mainly due to the growth in cable TV revenue resulting from the increase in average number of cable TV subscribers and price increases effective from January 1, 2005.

Revenues from mobile telecommunications services amounted to HUF 137.4 bn for the six months ended June 30, 2005 compared to HUF 127.5 bn for the same period in 2004 (a 7.8% increase). The majority of mobile telecommunications revenue is generated by T-Mobile Hungary, where the growth in revenues mainly resulted from the 8.1% higher average Minutes of Use (“MOU”) and the 5.6% higher average customer base. Prepaid customers accounted for 72.5% of gross additions in 2Q2005 and represent almost 70% of total T-Mobile Hungary customers as of June 30, 2005.

Within mobile telecommunications services, network usage and access represents the largest portion of revenues. It increased by 7.7% and amounted to HUF 108.0 bn in 2Q2005. Its growth was mainly driven by the increased traffic generated by T-Mobile Hungary’s customers. T-Mobile Hungary’s average usage per customer per month measured in MOU increased by 8.1% from 111 minutes in 2Q2004 to 120 minutes in 2Q2005. T-Mobile Hungary’s monthly average revenue per user (“ARPU”) decreased by 1.5% from HUF 4,923 in the first half of 2004 to HUF 4,847 for the same period of 2005 as the proportion of calls within the T-Mobile Hungary network with lower per minute fees increased.

Within mobile telecommunications services, enhanced services show the highest increase as it grew from HUF 15.3 bn to HUF 18.0 bn by 17.7 percent year over year. This revenue includes primarily short message service (“SMS”) and multimedia message service (“MMS”). The revenue growth is due to the increasing proportion of content messages with higher rates.

Mobile equipment sales revenues decreased by 5.2% in the first half of 2005 compared to the same period of last year due to lower average price of phonesets, partly offset by higher gross additions to customers at T-Mobile Hungary.

Revenues from mobile telecommunications services at Mobimak moderately increased as a result of higher average number of mobile customers, partly offset by lower MOU and tariffs. The number of Mobimak customers increased by 28.3% and reached 799,763 at June 30, 2005. Mobimak’s average usage per customer per month measured in MOU decreased by 10.3% from 68 minutes in 2Q2004 to 61 minutes in 2Q2005. The revenue increase in MKD was also offset by the strengthening of the HUF against the MKD.

From the second quarter of 2005, the consolidated revenue of Monet, our Montenegrin mobile operator also positively affected the revenues from mobile operations. As of June 30, 2005, Monet had about 200,000 customers.

Operating Expenses

Employee-related expenses for the first half of 2005 amounted to HUF 45.2 bn compared to HUF 45.9 bn for the same period in 2004 (a decrease of 1.5%). The main driver is the decrease in average headcount, especially at Magyar Telekom Rt. and Maktel. The group headcount figure fell from 14,789 on June 30, 2004 to 13,683 on June 30, 2005 (including 1,357 employees of TCG Group on June 30, 2005). The number of lines per fixed line employee at Magyar Telekom Rt. increased to 433.2 at the end of June 2005 compared to 353.4 a year earlier.

The decrease in employee-related expenses was partly offset by the inclusion of TCG expenses and also by the 5.6% average wage rate increase from April 1, 2005 at Magyar Telekom Rt.

Depreciation and amortization decreased significantly by 18.1% to HUF 56.0 bn in 2Q2005 from HUF 68.4 bn in 2Q2004. This decrease is mainly due to the impairment of Westel brand name as a result of rebranding as T-Mobile Hungary, which resulted in a HUF 4.4 bn additional amortization charge in the first half of 2004. In accordance with the IFRS 3 standard, no amortization of goodwill was accounted relating to acquisitions after March 31, 2004, and existing goodwill is not amortized from January 1, 2005 which also contributed to the decrease. Lower depreciation expense at Magyar Telekom Rt. is also due to decreased amortization of certain fixed assets because of scrapping and impairments in 2004 as well as lower gross value of assets in 2Q2005. The inclusion of TCG’s depreciation expenses partly offset the decrease.

Payments to other network operators reached HUF 45.4 bn in the first six months of 2005 compared to HUF 42.9 bn in the same period of 2004, partly due to the consolidation of TCG’s expenses. The increase was mainly due to the 5.1% increase in outpayments to mobile operators, mainly driven by T-Mobile Hungary’s outpayments to other GSM service providers due to higher mobile penetration. Higher network rental fee expenses primarily resulted from increased fees at Combridge. International network access charges remained flat as higher roaming outpayments at T-Mobile Hungary were offset by decreased international outpayments at Magyar Telekom Rt. and Maktel. The decrease in international outpayments at Magyar Telekom Rt. resulted from lower minutes, lower average settlement rates with foreign service providers as well as the strengthening of HUF against the SDR. Lower outpayments of Maktel were driven by decreased traffic.

The cost of telecommunications equipment sales for the six months ended June 30, 2005 was HUF 15.8 bn compared to HUF 17.5 bn for the same period in 2004. The 9.7% decrease is mainly due to lower average cost of phonesets at T-Mobile Hungary, which was partly offset by the higher number of gross additions. The cost of equipment sales also decreased at Magyar Telekom Rt. due to lower cost of phonesets and at Maktel, where less equipment was sold. Mobimak’s equipment sales costs also showed a decrease due to lower average cost of phonesets and lower amount of gross additions to subscribers.

Other operating expenses - net increased by 6.0% year over year. Other operating expenses include materials, maintenance, marketing, service fees, outsourcing expenses, energy and consultancy. This increase was primarily due to higher amount of provisions made for impairment of receivables at Magyar Telekom Rt. and at T-Online as well as higher provisions for liabilities and charges at Magyar Telekom Rt. Subcontractor’s fees also increased as a result of increased commissions related to tariff packages sold both in LTOs’ and Magyar Telekom Rt.’s service area. Marketing expenses also showed an increase primarily at Magyar Telekom Rt. reflecting our intensive advertising activities in connection with new products and services. TCG’s additional expenses also significantly contributed to the growth in other operating expenses. These increases were partly offset by lower maintenance fees, mainly at Magyar Telekom Rt. Although individual elements of other operating expenses increased also due to the rebranding of the fixed line operations, these expenses are compensated by the parent company (Deutsche Telekom), therefore on net terms they do not result in increased net operating expenses.

Operating Profit

Operating margin for the first half ended June 30, 2005 was 22.7%, while operating margin for the same period in 2004 was 19.3%. The increase is mainly due to the significant decrease in depreciation and amortization charges in connection with the write-off of Westel brand name and the discontinuation of the goodwill amortization from January 1, 2005.

Net financial expenses

Net financial expenses were HUF 15.1 bn in 2Q2005 compared to HUF 17.7 bn in 2Q2004. Net financial expenses decreased mainly due to the HUF 1.0 bn decrease in interest expenses due to lower average HUF interest rates as well as HUF 1.0 bn higher foreign exchange gain mainly at Maktel as a result of the weakening of MKD against USD, in which the majority of its assets (cash and receivables) are denominated. Net financial expenses included HUF 1.3 bn net FX gain, HUF 15.9 bn interest expense, HUF 1.5 bn other financial charges and HUF 1.0 bn interest and other financial income in 2Q2005.

Share of associates’ results before income tax

Share of associates’ results amounted to HUF 207 million for the first half of 2005 compared to HUF 2,099 million for the same period in 2004, reflecting the significant gain on Hunsat’s sale of its investment in Eutelsat in 1Q2004. Low performance of T-Systems Hungary also contributed to the decrease.

Income tax

Income tax expense decreased from HUF 7.0 bn in 2Q2004 to HUF 6.7 bn in 2Q2005 despite the higher profit before tax as the tax base had to be adjusted for certain non-taxable items. The most significant of these non-taxable revenues is the compensation received by Magyar Telekom Rt. from Deutsche Telekom for the costs we incurred in connection with rebranding.

Minority interests

Minority interests in the first half of 2005 were HUF 5.2 bn compared to HUF 4.7 bn for the same period in 2004. The increase mainly results from the better performance of Maktel and Mobimak.

Analysis of group balance sheets

Total assets and total shareholders’ equity and liabilities as of June 30, 2004 were HUF 1,043 bn. Total assets and total shareholders’ equity and liabilities amounted to HUF 1,087 bn as of June 30, 2005.

Cash and cash equivalents

Cash and cash equivalents increased from HUF 34.7 bn at June 30, 2004 to HUF 55.9 bn at June 30, 2005 due to high amount of cash accumulated at Maktel for its dividend payment in July 2005.

Loans and other borrowings

The current portion of loans and other borrowings decreased by 7.7% from June 30, 2004 to HUF 146.5 bn at June 30, 2005. This decrease in current loans and other borrowings reflects the change in the maturity structure of new financial facilities. During this period the matured loans were partly repaid from the cash generation of the Magyar Telekom Group and partly refinanced by non current loans.

Non current loans and other borrowings increased by 37.4% from June 30, 2004 to HUF 252.2 bn at June 30, 2005. This increase is mainly due to the loans taken from DT International Finance BV to finance the dividend payment of Magyar Telekom Rt. and the fact that the HUF 76.6 bn part of the HUF 126.6 bn intercompany loan matured on August 23, 2004 and HUF 40 bn loan matured on May 20, 2005 were refinanced from medium and long term intercompany loans. Additionally, the acquisition of majority stake in TCG was financed from medium term Deutsche Telekom intercompany loan increasing the non current part of the loan portfolio as well.

At June 30, 2005, almost 100% of the loan portfolio was HUF denominated. At the end of the first half of 2005, 31.6% of the loans bore floating interest rates. The gearing ratio defined as net debt divided by net debt plus equity plus minority interest was 38.5% at June 30, 2005 compared to 34.6% a year earlier.

Analysis of group cashflow

Net cashflows from operating activities decreased by 8.4% compared to 2Q2004 and amounted to HUF 92,771 million in 2Q2005. The decrease was mainly due to lower increase in trade creditor balance in the first half of 2005 compared to the same period in 2004. The decrease was also attributable to lower EBITDA and the severance payments made in 2Q2005.

Net cashflows from investing activities amounted to minus HUF 78,359 million in the first half of 2005, while it was minus HUF 38,685 million for the same period in 2004. This HUF 39,674 million increase in cash outflow is predominantly due higher amounts paid for the purchase of subsidiaries. Magyar Telekom acquired a 51.12% stake in Telekom Montenegro and a 21.92% stake from its minority shareholders in March 2005. In May 2005, the acquisition of an additional 3.49% stake resulted in a total share of 76.53%.

Net cashflows from financing activities amounted to minus HUF 49,096 million in 2Q2004 compared to HUF 4,228 million in 2Q2005. While during the first half of 2004, Magyar Telekom took a net HUF 27,901 million loan, in the same period of 2005 it took a net HUF 74,798 million mainly in connection with the acquisition of Telekom Montenegro and the dividend payments of Magyar Telekom Rt. Dividends paid to shareholders decreased by HUF 6,427 million mainly due to less dividends paid to minority shareholders of Maktel in 2005.

Analysis of segment results

Please note that starting from the 2004 Annual report, Magyar Telekom changed its previously applied segment disclosure as a result of the change in the management and reporting structure of the Group. Prior years’ segment disclosures are and will be amended to facilitate comparability with the disclosure of 2004.

The primary segments are based on the business lines (fixed line and mobile operations), which include both Hungarian and international activities. Reported segments are consistent with information used by management for internal reporting and monitoring purposes.

Magyar Telekom further divides the two business segments into Hungarian and international operations, thus the segment reporting information below presents these four activities. The sum of the financial results of the four operations presented below does not equal to the group financial results because of intra- and intersegment eliminations.

Hungarian fixed line operations

Hungarian fixed line operations include Magyar Telekom Rt. and its consolidated subsidiaries, other than T-Mobile Hungary and our Macedonian and Montenegrin subsidiaries.

HUF millions	2Q2004	2Q2005	Change (%)
Subscriptions, connections and other charges	48,535	47,759	(1.6)
Traffic revenues	64,953	49,421	(23.9)
Leased lines and data transmission	25,656	31,029	20.9
Equipment sales and other revenues	14,778	15,306	3.6
Total revenues	153,922	143,515	(6.8)
EBITDA	55,841	53,481	(4.2)
Operating profit	22,193	22,787	2.7

HUF millions	2Q2004	2Q2005	Change (%)
Property, plant and equipment	401,076	365,300	(8.9)
Intangible assets	32,688	31,671	(3.1)
Gross additions to tangible and intangible fixed assets	14,543	14,124	(2.9)
Headcount (closing full equivalent)	9,469	7,800	(17.6)

EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

Revenues from the Hungarian fixed line operations showed a 6.8% decrease year over year. The outgoing domestic fixed voice business experienced a decline due to price and usage decreases. Outgoing international traffic revenues decreased as well as a result of lower per minute rates included in our various tariff packages and lower outgoing traffic. The small decrease in incoming domestic traffic revenues was mainly due to lower revenue from mobile operators owing to lower LRIC-based rates and decreased volume of interconnection minutes mainly in mobile to international direction at Magyar Telekom Rt. This decrease was partly offset by higher LTO call origination and termination traffic in line with the higher customer base of other fixed line telecommunications service providers. Incoming international traffic revenues declined due to significantly lower international average settlement rates and to a lesser extent due to the stronger HUF against SDR. Leased lines and data transmission services increased by 20.9% in 2Q2005 compared to 2Q2004 driven by strong volume increases in the number of ADSL and Internet customers.

Operating profit of the Hungarian fixed line operations increased by 2.7% due to lower payments to other network operators, depreciation and amortization expenses, employee-related expenses and cost of equipment sales. These positive effects were partly offset by lower traffic revenues and increased other operating expenses.

International fixed line operations

In the first half of 2004, international fixed line operations include Maktel, Stonebridge and Telemacedonia and the related goodwill arising on consolidation. In the first half of 2005, these figures also include the second quarter results of Telekom Montenegro (the fixed line and the Internet operations).

HUF millions	2Q2004	2Q2005	Change (%)
Subscriptions, connections and other charges	5,475	5,490	0.3
Traffic revenues	15,245	16,459	8.0
Leased lines and data transmission	1,852	2,371	28.0
Equipment sales and other revenues	618	637	3.1
Total revenues	23,190	24,957	7.6
EBITDA (1)	9,200	9,106	(1.0)
Operating profit	4,602	4,403	(4.3)
Property, plant and equipment	59,805	79,078	32.2
Intangible assets	14,568	18,373	26.1
Gross additions to tangible and intangible fixed assets	1,201	1,572	30.9
Headcount (closing full equivalent)	3,130	3,584	14.5

EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

(1) In 2Q2005, the EBITDA of the international fixed line operation includes HUF 1,260 million provision for severance expenses at TCG. The headcount reduction at the fixed line operations of our Montenegrin subsidiary expected to affect approximately 250 employees.

From the second quarter of 2005, the consolidation of TCG’s fixed line operation had significant effect on the results of the international fixed line operations. TCG’s revenue reached HUF 4.2 bn with an operating profit of minus HUF 898 million and minus HUF 351 million EBITDA. The closing number of fixed line employees was 1,200 on June 30, 2005.

Increases in subscription, connections and other charges as well as traffic revenues were due to the consolidation of TCG from 2Q2005, which was partly offset by the lower revenues of Maktel.

Lower subscriptions revenues at Maktel in 2Q2005 resulted from lower average number of PSTN customers. The total number of fixed line subscribers at Maktel decreased by 2.8% to 606,317 at June 30, 2005. Outgoing domestic traffic revenues decreased mainly due to usage decrease, partly offset by general price increases as tariff rebalancing occurred in July 2004. Lower outgoing international traffic revenues resulted from decreased volume of traffic.

Incoming international traffic revenues decreased as well, mainly due to stronger MKD against the SDR and lower average settlement rates, slightly offset by increased traffic from Cosmofon and Mobimak.

Revenues from leased lines and data transmission showed an increase because of significantly higher number of ADSL subscribers as well as increased average number of Internet customers. The number of its Internet subscribers increased further and reached 75,031 by June 30, 2005 from 56,426 a year earlier. These increases were partly compensated by decreased international leased line revenues due to lower number of international leased line contracts. Equipment sales revenues decreased due to less phonesets sold and lower average price of phonesets at Maktel.

Total operating expenses at Maktel decreased mainly because of decreases in payments to other network operators, employee-related expenses, depreciation and amortization, as well as decreased other operating expenses. Because of the successful cost-cutting efforts the decrease in expenses could exceed revenue loss and this led higher operating profit at Maktel.

Hungarian mobile operations

Hungarian mobile operations include T-Mobile Hungary and the related goodwill arising on consolidation.

HUF millions	2Q2004	2Q2005	Change (%)
Network usage and access	102,180	104,470	2.2
Enhanced services	13,708	16,273	18.7
Equipment sales	9,698	9,373	(3.4)
Activation fees and other revenues	1,301	1,203	(7.5)
Total revenues	126,887	131,319	3.5
EBITDA	52,803	51,843	(1.8)
Operating profit	26,798	35,151	31.2
Property, plant and equipment	116,393	115,690	(0.6)
Intangible assets	190,576	203,134	6.6
Gross additions to tangible and intangible fixed assets	17,348	16,679	(3.9)
Headcount (closing full equivalent)	1,777	1,720	(3.2)

EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

Mobile penetration reached 88.6% in Hungary and T-Mobile Hungary accounts for 45.6% market share in the very competitive mobile market.

Revenues in the Hungarian mobile operations increased by 3.5% in the first six months of 2005 compared to the same period in 2004 due to the increase in the number of mobile customers. T-Mobile Hungary’s customer base surged 4.3% to 4,081,150 subscribers, including 2,854,422 prepaid customers by June 30, 2005. Average monthly usage per T-Mobile Hungary subscriber increased by 8.1% from 111 minutes in 2Q2004 to 120 minutes in 2Q2005. T-Mobile Hungary’s ARPU decreased by 1.5% from HUF 4,923 in the first half of 2004 to HUF 4,847 in the same period of 2005. Revenues from call terminations remained stable in the Hungarian mobile operations. While interconnection fees from Magyar Telekom Rt. decreased due to the lower per minute termination fees, interconnection fees received from other mobile service providers increased due to higher mobile penetration and traffic.

Operating profit shows a 31.2% increase as total operating expenses decreased by HUF 3.9 bn and revenues increased by HUF 4.4 bn year over year. The decrease in operating expenses is due to the significant decrease in depreciation charges resulting from the impairment on the Westel brand name booked in the first quarter of 2004 and the discontinuation of the goodwill amortization from January 1, 2005, partly offset by higher payments to other network operators.

International mobile operations

In the first half of 2004, international mobile operations include Mobimak and the related goodwill arising on consolidation. In the first half of 2005, these figures also include the second quarter results of Monet, the mobile subsidiary of Telekom Montenegro.

HUF millions	2Q2004	2Q2005	Change (%)
Network usage and access	13,061	15,422	18.1
Enhanced services	1,580	1,868	18.2
Equipment sales	1,026	773	(24.7)
Activation fees and other revenues	313	549	75.4
Total revenues	15,980	18,612	16.5
EBITDA	8,228	9,679	17.6
Operating profit	4,037	5,744	42.3
Property, plant and equipment	18,395	22,467	22.1
Intangible assets	40,254	56,633	40.7
Gross additions to tangible and intangible fixed assets	2,285	1,764	(22.8)
Headcount (closing full equivalent)	413	579	40.2

EBITDA = Earnings before net interest and other charges, taxes, depreciation and amortization

The operations of Monet had positive impact on the results of the international mobile operations. Total revenues of Monet amounted to HUF 2.4 billion with an operating profit of HUF 516 million and EBITDA reached HUF 998 million in the second quarter of 2005, since Monet’s results are consolidated into Magyar Telekom Group. The closing number of Monet employees was 157 at the end of June 2005.

Total revenues of Mobimak in HUF slightly increased by 1.3% in the first six months of 2005 due to higher average customer base. Mobimak’s subscriber base increased significantly by 28.3% to 799,763 including 674,812 prepaid customers on June 30, 2005. Mobimak had 71.7% share in the Macedonian mobile market and mobile penetration was 54.1% at the end of the first half of 2005.

The increase was primarily offset by the 3.1% strengthening of the HUF against the MKD. Lower MOU and lower tariffs also had negative effects on mobile traffic revenues. Equipment sales revenues decreased as a result of lower average sales price of phonesets and the decreased number of gross additions.

Total operating expenses decreased by 8.2%, mainly because from January 1, 2005 no amortization of goodwill is accounted for in line with the IFRS 3 standard and lower cost of equipment sales.

Company name:	Magyar Telekom Rt.
Company address:	H-1013 Budapest Krisztina krt. 55.
Sector:	Telecommunications
Reporting period:	January 1, 2005 – June 30, 2005
Telephone:	36-1-458-04-24
Fax:	36-1-458-04-43
E-mail address:	investor.relations@telekom.hu
Investor Relations manager:	Szabolcs Czenthe

PK1. General information about financial data

	Yes	No
Audited		☒
Consolidated	☒
Accounting principles	Hungarian	IFRS ☒	Other

PK2. Consolidated Companies with direct ownership of Magyar Telekom Rt.

Name	Equity / Registered Capital (mHUF)	Interest held (direct and indirect)	Voting right	Classification
Stonebridge	mEUR 349	100.00%	100.00%	L
Telekom Crne Gore	mEUR 141	76.53%	76.53%	L
T-Mobile Hungary	8,031	100.00%	100.00%	L
BCN Rendszerház	6,161	100.00%	100.00%	L
InvesTel	4,862	100.00%	100.00%	L
Emitel	3,110	100.00%	100.00%	L
Vidanet	2,000	90.00%	50.00%	L
T-Online Hungary	1,906	100.00%	100.00%	L
Egertel	1,425	100.00%	100.00%	L
T-Kábel Hungary	920	100.00%	100.00%	L
EPT	777	97.20%	97.20%	L
Integris Rendszerház	615	100.00%	100.00%	L
EurAccount	450	100.00%	100.00%	L
Kis-Astrasat	300	90.00%	49.90%	L
Cardnet	58	72.00%	72.00%	L
Tele-Data	39	50.99%	50.99%	L
ProMoKom	21	100.00%	100.00%	L
X-Byte	20	100.00%	100.00%	L
Mindentudás Egyeteme	5	60.00%	60.00%	L
Matáv	3	100.00%	100.00%	L
Axelero Internet	3	100.00%	100.00%	L
MatávKábel TV	3	100.00%	100.00%	L
Viabridge	mEUR 1.161	100.00%	100.00%	L
Telemacedonia	mEUR 0.01	100.00%	100.00%	L

PK6. Significant off-balance sheet items

Description	Value (HUF million)
Future finance lease obligations	1,201
Future obligations from rental and operating lease contracts	5,348
Future obligation from capex contracts	5,870
Other future obligations	610

TSZ2/1. Changes in the headcount (number of persons) employed

	End of reference period	Current period opening	Current period closing
Company	8,013	7,740	6,364
Group	14,789	13,724	13,683

TSZ2/2. Changes in the headcount (number of persons) employed in full time by the company/group

	Start of the business year	End of the I. quarter	End of the II. quarter	End of the III. quarter	End of the business year
Company	7,740	6,732	6,364
Group	13,724	14,025	13,683

RS1. Ownership Structure, Ratio of Holdings and Votes

	Total equity
	Year Opening (January 1st , 2005)			Closing (June 30th , 2005)
Description of owners	Ownership ratio %	Voting right %	No. of shares	Ownership ratio %	Voting right %	No. of shares
Domestic institution/company	3.51	3.53	36,581,576	5.33	5.36	55,620,903
Foreign institution/company	88.37	88.79	921,543,267	87.05	87.45	907,722,534
Domestic individual	1.96	1.97	20,451,358	0.00	0.00	5,940
Foreign individual	0.02	0.02	207,289	0.00	0.00	0
Employees, senior officers	n.a.	n.a.	n.a.	n.a.	n.a.	n.a.
Treasury Shares	0.47	n.a.	4,900,000	0.47	n.a.	4,900,000
Government Institutions	0.31	0.31	3,244,326	0.08	0.08	820,124
International Development Institutions	0.00	0.00	0	0.00	0.00	0
Not registered*	4.51	4.53	47,067,116	6.14	6.17	64,012,367
Depositaries	0.84	0.84	8,765,839	0.93	0.94	9,729,732
Other	0.01	0.01	50,829	0.00	0.00	0
„B” Share	0.00	0.00	1	0.00	0.00	1
Total	100.00	100.00	1,042,811,601	100.00	100.00	1,042,811,601

*Category „Not registered” includes shares deposited on accounts where account holder is not specified. The owners of these shares are mainly foreign, partly domestic institutions.

RS2. Volume (qty) of treasury shares held in the year under review

	1, January	31, March	30, June	30, September	31, December
Company	4,900,000	4,900,000	4,900,000
Subsidiaries	0	0	0
Total	4,900,000	4,900,000	4,900,000

RS3. List and description of shareholders with more than 5% (at the end of period)

Name	Nationality	Activity	Quantity	Interest (%)	Voting right (%)	Remarks
MagyarCom Holding GmbH	Foreign	Institutional	617,478,081	59.21	59.49	Strategic owner
JP Morgan Chase Bank	Foreign	Depository	83,017,845	7.96	8.00	ADR Depository

TSZ3. Senior officers, strategic employees

Type(1)	Name	Position	Beginning of assignment	End of assignment	No. of shares held
SE BM	Elek Straub	Chairman-CEO Board Member	July 17, 1995 May 24, 1995	—	76,338
SE BM	Dr. Klaus Hartmann	Chief Financial Officer Board Member	December 5, 2000 April 27, 2000	—	8,000
BM	Achim Berg	Board Member	April 28, 2004	—	0
BM	Dr. István Földesi	Board Member	April 25, 2003	—	0
BM	Michael Günther	Board Member	April 26, 2002	—	0
BM	Horst Hermann	Board Member Remuneration Committee Member	April 25, 2003	—	400
BM	Gerhard Mischke	Board Member	April 27, 2005	—	0
BM	Dr. Mihály Patai	Board Member Remuneration Committee Member	April 28, 1998	—	0
BM	Dr. Ralph Rentschler	Board Member Remuneration Committee Member	April 25, 2003	—	0
BM	Dr. György Surányi	Board Member	April 28, 2004	—	0
SBM	Dr. László Pap	Supervisory Board – Chairman Audit Committee Member	May 26, 1997	—	0
SBM	Géza Böhm	Supervisory Board Member	April 26, 2002	—	0
SBM	Attila Csizmadia	Supervisory Board Member	April 25, 2003	—	6,272
SBM	Dr. Ádám Farkas	Supervisory Board Member Chairman and financial expert of the Audit Committee	April 27, 2005	—	0
SBM	Arne Freund	Supervisory Board Member	April 25, 2003	—	0
SBM	Wolfgang Hauptmann	Supervisory Board Member	April 25, 2003	—	0
SBM	Gellért Kadlót	Supervisory Board Member	April 26, 2002	—	0
SBM	Wolfgang Kniese	Supervisory Board Member	April 27, 2005	—	0
SBM	Dr. Thomas Knoll	Supervisory Board Member	April 27, 2005	—	0
SBM	Dr. Klaus Nitschke	Supervisory Board Member	April 26, 2002	—	0
SBM	György Varju	Supervisory Board Member	April 27, 2005	—	37
SBM	Péter Vermes	Supervisory Board Member Audit Committee Member	June 27, 1995	—	8,800
SE	Christopher Mattheisen	Chief Operating Officer, Wireline Services Line of Business	September 1, 2002	—	0
SE	Dr. Tamás Pásztory	Chief Human Resources and Legal Officer	February 1, 1996	—	0
SE	András Sugár	CEO of T-Mobile Hungary, Member of Magyar Telekom Group’s Management Committee	1993 January 1, 2005	—	0
SE	Zoltán Tankó	Chief Operating Officer, Corporate Services Line of Business	January 1, 2002	—	1,100
SBM	Wolfgang Hauptmann	Supervisory Board Member	April 25, 2003	—	0
Own share property total:					100,947

(1) Strategic Employee (SE), Board Member (BM), Supervisory Board Member (SBM)

Members of the Board of Directors and Supervisory Board serve until May 31, 2007, unless otherwise stated.

ST1. Extraordinary reports published in the period under review

Date	Subject matter, brief summary
January 17, 2005	Magyar Telekom announced that it had been selected to enter into exclusive negotiations to acquire Telekom Montenegro
January 20, 2005	The Board of Directors of Magyar Telekom made a conceptual decision on the renaming of Matáv to Magyar Telekom
January 21, 2005	The Board of Directors of Magyar Telekom notified its shareholders that the company will hold an Extraordinary General Meeting on February 22, 2005
February 1, 2005	Magyar Telekom announced to further outplace its real estate opreations
February 21, 2005	Magyar Telekom announced that it has signed an agreement to acquire X-Byte Kft.
February 22, 2005	Magyar Telekom’s Extraordinary General Meeting approved the decision of the Board of Directors on changing the name of Matáv to Magyar Telekom
March 3, 2005	Standard & Poor’s upgraded Magyar Telekom’s rating from BBB+ to A-, with a stable outlook
March 16, 2005	Magyar Telekom signed a Share Purchase Agreement to acquire 51.12% of the shares of Telekom Montenegro from the Government of Montenegro
March 16, 2005	Magyar Telekom announced that the proportion of shares held by JP Morgan Case Bank fell below 10%, to 9.97% on March 11, 2005
March 21, 2005	Magyar Telekom signed a loan agreement with Deutsche Telekom on a medium term Hungarian forint-denominated loan. The loan will be used for the acquisition of the 51.12% of Telekom Montenegro.
March 22, 2005	Magyar Telekom announced that the Board of Directors proposed to Shareholder a dividend payment of HUF 70 per share (par value HUF 100) for the fiscal year 2004
March 23, 2005	Magyar Telekom informed its shareholders on the sale of shares not submitted for dematerialisation
March 25, 2005	The Board of Directors of Magyar Telekom notified its shareholders that the company will hold an Annual General Meeting on April 27, 2005
March 29, 2005	Magyar Telekom informed its shareholders on the payment of printed shares not submitted for dematerialization
April 1, 2005	Magyar Telekom announced financial closing of the acquisition of Telekom Montenegro majority stake
April 6, 2005	Magyar Telekom announced that Telekom Montenegro held a General Meeting in Podgorica, where the new Board of Directors have been elected. Magyar Telekom nominated 6 candidates to the 7-member Board.
April 27, 2005	Magyar Telekom published resolutions of its Annual General Meeting
May 2, 2005	Magyar Telekom announced that the change of the Group’s name and brand strategy will take place within few days, upon the registration of the Court of Registry
May 6, 2005	The Court of Registry has registered the new name of Matáv and its subsidiaries.
May 20, 2005	Magyar Telekom announced the refinancing of its expiring loan through a financing agreement with Deutsche Telekom in the amount of HUF 40 billion.
May 24, 2005	Magyar Telekom announced the inauguration of its Shares Service Center (EurAccount Ltd.), providing financial and accounting services for the members of Magyar Telekom Group.
May 24, 2005	Magyar Telekom announced the closing of its public offer to acquire the remaining shares in Telekom Montenegro.
May 31, 2005	Makedonski Telekommunikacii AD held its General Meeting and among other items it has made a decision on dividend payment in a total amount of MKD 5.8 billion.
June 1, 2005	Magyar Telekom signed two loan agreements with Deutsche Telekom Group for Hungarian forint-denominated loans. The loans will be used to partially finance Magyar Telekom’s dividend payment.
June 30, 2005	Dr. Mihály Patai, member of Magyar Telekom’s Board of Directors sold 58,190 Magyar Telekom shares.
July 7, 2005	Elek Straub, Chairman and Chief Executive Officer of Magyar Telekom exercised his option to buy Magyar Telekom shares and he subsequently sold the shares on the Budapest Stock Exchange.
July 25, 2005	The Board of the Hungarian National Regulatory Authority has published its resolution regarding the mobile termination fees of T-Mobile Hungary.

Magyar Telekom Rt. publishes its announcements in Magyar Tökepiac.

Change in the organizational structure

There was no significant change in the organizational structure.